PRESS RELEASE

Sanofi Appoints Kathleen Tregoning to Executive Committee

and Executive Vice President, External Affairs

Paris- January 30, 2017 - Sanofi today announced the appointment of Kathleen Tregoning as a new member of the Executive Committee, effective February 27, 2017. Ms. Tregoning joins Sanofi from Biogen where she served as Senior Vice President of Corporate Affairs.

Ms. Tregoning will lead Sanofi’s External Affairs organization which is comprised of Market Access, Public Affairs, Government Affairs, Corporate Communications, Global Policy, and Corporate Social Responsibility.

“Kathleen brings a unique set of talents and experience to Sanofi that combines a deep political and policy expertise with highly relevant corporate experience in the biopharmaceutical industry” said Olivier Brandicourt, CEO, Sanofi. “Working closely with the entire executive leadership team, Kathleen will lead our efforts to drive a better understanding of the value of our innovations among external stakeholders and ensure appropriate market access for our various healthcare offerings.”

A U.S. citizen, Ms. Tregoning has more than 20 years of professional experience in policy, advocacy, stakeholder outreach and external engagement. She began her career in 1993 with Andersen Consulting in San Francisco and then later served as Assistant Deputy Mayor, Office of the Mayor for the City of Los Angeles. In 2001, Ms. Tregoning moved to Washington, D.C. where she served in various healthcare policy positions in the United States Senate and United States House of Representatives, including a tenure with the House Ways & Means Committee. She joined Biogen in 2006 as Vice President, Public Policy & Government Affairs and in 2015 was appointed Senior Vice President, Corporate Affairs.

Ms. Tregoning has a bachelor of arts in international relations from Stanford and a master of arts from Harvard University, John F. Kennedy School of Government.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:

Media Relations Jack Cox Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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